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June 30, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:   Alberto Zapata, Division of Investment Management

Re:	ALPS ETF Trust
File Nos. 333-148826, 811-22175

Dear Mr. Zapata:

Thank you for your comments regarding Post-Effective Amendment No. 200 to the registration statement on Form N-1A for ALPS ETF Trust (the “Trust”), relating to the Sprott Gold Miners ETF (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2014. Below, we summarize the comments from the staff of the Commission (the “Staff”) provided by you to Dechert LLP, describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 204 to the Trust’s registration statement (the “Amendment”), which will be filed via EDGAR on or about June 30, 2014.

Prospectus Comments

Comment 1.

We note that the initial filing includes instances where information has not yet been provided or is bracketed. Please confirm that all such missing information will be included or finalized in the Amendment.

Response 1: Confirmed. All missing or bracketed information will be finalized in the Amendment.

Comment 2.	Please cite the exemptive order granted by the SEC to the Trust upon which the Fund is relying and represent that no new or amended exemptive relief is necessary.

Response 2: The Trust now relies upon Release No. IC-31011 (Apr. 8, 2014) (notice) and Release No. IC-31039 (May 6, 2014) (order) (the “Current Relief”). The Current Relief supersedes the Trust’s prior exemptive relief. See Release No. IC-28235 (Apr. 9, 2008) (notice) and Release No. IC-28262 (May 1, 2008) (order). We hereby represent on behalf of the Trust that no new or amended exemptive relief is necessary.

June 30, 2014 Page 2

Comment 3.	Please confirm that the Fund will not invest in derivatives to a material extent.

Response 3: As currently disclosed in the prospectus, the Fund will normally invest at least 90% of its net assets in securities that comprise the Underlying Index, which does not include derivatives. As disclosed in the Secondary Investment Strategies section of the prospectus beginning on page 9, the Fund may invest its remaining assets in other instruments, including derivatives, in seeking performance that corresponds to the Underlying Index, and to manage cash flows, but any such investments are not expected to be material.

Comment 4.	On page two, please remove “Investment Risk” as a Principal Investment Risk as it is redundant of the preceding sentence.

Response 4: The introductory sentence preceding Investment Risk states “[i]nvestors should consider the following risk factors and special considerations associated with investing in the Fund, which may cause you to lose money.” This is a general introductory statement that relates to each of the principal investment risks. Investment Risk elaborates on this statement by noting “the possible loss of the entire principal amount that you invest” is itself a principal investment risk of investing in the Fund (i.e., Investment Risk). Accordingly, the Trust views these statements as distinct from each other, not redundant, and therefore respectfully declines to accept the Staff’s comment.

Comment 5.	On page five under “Fluctuation of Net Asset Value”, please define the abbreviation “NAV” prior to its first use.

Response 5: The disclosure has been revised accordingly.

Comment 6.	On page twelve under “How to Buy Shares”, please define the abbreviation “APs” prior to its first use.

Response 6: The disclosure has been revised accordingly.

Statement of Additional Information Comments

June 30, 2014 Page 3

Comment 7.	Please confirm that all disclosures in the Fund’s Statement of Additional Information (“SAI”) are relevant to the Fund specifically.

Response 7: Confirmed.

Comment 8.	Please assess whether any of the Fund’s investment strategies or risks discussed solely in the SAI are principal strategies or risks that should be disclosed in the prospectus.

Response 8: We hereby confirm that all of the Fund’s investment strategies or risks that are principal are disclosed as such in the “Principal Investment Strategies” and “Principal Investment Risks” sections of the prospectus.

Comment 9.

If the Fund will invest in total return swaps (“TRS”), please confirm that this is specifically disclosed. Please note that when a fund enters into TRS it must set aside an appropriate amount of segregated assets. See generally Release No. IC-10666 (Apr. 18, 1979) (“Release 10666”). Also note that the SEC recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Release No. IC-29776 (Aug. 31, 2011) (“Derivatives Concept Release”). Accordingly, please be aware that the SEC or its staff could issue future guidance related to derivative instruments (such as TRS) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response 9: The Fund does not currently anticipate investing in TRS. We note that the SAI contains general disclosure regarding swap agreements and the risks thereof (see pages 7 and 9 of the SAI) commensurate with the Fund’s anticipated use of swap agreements. In the event the Fund invests in TRS, the Fund will segregate assets consistent with the principles set forth in Release 10666. We acknowledge that we are familiar with the Derivatives Concept Release and we are aware that the SEC or its staff may issue additional guidance in the future.

Comment 10.

If the Fund expects to enter into credit default swaps (“CDS”) as the seller of protection, please confirm that this is specifically disclosed and that the Fund will segregate liquid assets sufficient to cover the notional value of such CDS.

June 30, 2014 Page 4

Response 10: The Fund does not currently anticipate entering into CDS. We note that the SAI contains general disclosure regarding swap agreements and the risks thereof (see pages 7 and 9 of the SAI) commensurate with the Fund’s anticipated use of swap agreements. In the event the Fund enters into CDS as the seller of protection, the Fund will segregate liquid assets sufficient to cover the notional value of such CDS.

*   *   *   *   *   *   *   *

As you have requested and consistent with SEC Release 2004-89, on behalf of the Trust we hereby acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669. Thank you.

Best regards,

/s/ Jeremy Senderowicz